Greater Current and Long-Term Value for Transatlantic Stockholders July 13, 2011 Validus' Superior Proposal to Create a Global Reinsurance Leader FILED BY VALIDUS HOLDINGS, LTD. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14a-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934 SUBJECT COMPANY: TRANSATLANTIC HOLDINGS, INC. COMMISSION FILE NO. 001-10545

Cautionary Note Regarding Forward-looking Statements This presentation may include forward-looking statements, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance. Statements that include the words "expect," "intend," "plan," "believe," "project," "anticipate," "will," "may," "would" and similar statements of a future or forward-looking nature are often used to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond our control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. We believe that these factors include, but are not limited to, the following: 1) uncertainty as to whether Validus will be able to enter into or consummate the proposed transaction on the terms set forth in Validus' proposal; 2) uncertainty as to the actual premium that will be realized by Transatlantic stockholders in connection with the proposed transaction; 3) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Validus and Transatlantic; 4) uncertainty as to the long-term value of Validus ordinary shares; 5) unpredictability and severity of catastrophic events; 6) rating agency actions; 7) adequacy of Validus' or Transatlantic's risk management and loss limitation methods; 8) cyclicality of demand and pricing in the insurance and reinsurance markets; 9) Validus' ability to implement its business strategy during "soft" as well as "hard" markets; 10) adequacy of Validus' or Transatlantic's loss reserves; 11) continued availability of capital and financing; 12) retention of key personnel; 13) competition in the insurance and reinsurance markets; 14) potential loss of business from one or more major reinsurance or insurance brokers; 15) the credit risk Validus assumes through its dealings with its reinsurance and insurance brokers; 16) Validus' or Transatlantic's ability to implement, successfully and on a timely basis, complex infrastructure, distribution capabilities, systems, procedures and internal controls, and to develop accurate actuarial data to support the business and regulatory and reporting requirements; 17) general economic and market conditions (including inflation, volatility in the credit and capital markets, interest rates and foreign currency exchange rates); 18) the integration of businesses Validus may acquire or new business ventures Validus may start; 19) the legal, regulatory and tax regimes under which we operate; 20) the effect on Validus' or Transatlantic's investment portfolios of changing financial market conditions, including inflation, interest rates, liquidity and other factors; 21) acts of terrorism or outbreak of war or hostilities; and 22) availability of reinsurance and retrocessional coverage, as well as management's response to any of the aforementioned factors. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in Validus' and Transatlantic's most recent reports on Form 10-K and Form 10-Q and other documents of Validus and Transatlantic on file with the Securities and Exchange Commission. Any forward-looking statements made in this presentation are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Validus will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Validus or its business, operations or financial condition. Except to the extent required by applicable law, Validus undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise. 2

Additional Information and Participants in the Solicitation Additional Information about the Proposed Transaction and Where to Find It: This presentation relates to a proposed business combination transaction between Validus and Transatlantic which may become the subject of a registration statement and relevant solicitation materials filed by Validus with the Securities and Exchange Commission. This presentation is not a substitute for the registration statement and relevant solicitation materials that Validus may file with the Securities and Exchange Commission or any other documents which Validus may send to its or Transatlantic's shareholders in connection with the proposed transaction. Investors and security holders are urged to read the registration statement and relevant solicitation materials and all other relevant documents if and when they become available because they will contain important information about the proposed transaction. All such documents, if filed, would be available free of charge at the Securities and Exchange Commission's website (www.sec.gov) or by directing a request to Innisfree M&A Incorporated at (877) 717-3929 (banks and brokers call collect at (212) 750-5833). Participants in the Solicitation: Validus and certain of its directors and officers may be deemed to be participants in any solicitation of shareholders in connection with the proposed transaction. Information about Validus' directors and officers is available in Validus' proxy statement, dated March 23, 2011 for its 2011 annual general meeting of shareholders. Other information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and relevant solicitation materials that Validus may file with the Securities and Exchange Commission in connection with the proposed transaction. Third Party-Sourced Information: Certain information included in this presentation has been sourced from third parties. Validus does not make any representations regarding the accuracy, completeness or timeliness of such third party information. Permission to quote third party sources neither sought nor obtained. 3

Note on Non-GAAP Financial Measures In presenting Validus' results herein, management has included and discussed certain schedules containing diluted book and tangible book value per common share that are not calculated under standards or rules that comprise U.S. GAAP. Such measures are referred to as non- GAAP. Non-GAAP measures may be defined or calculated differently by other companies. We believe that these measures are important to investors and other interested parties. These measures should not be viewed as a substitute for those determined in accordance with U.S. GAAP. Diluted book value per share is calculated based on total shareholders' equity plus the assumed proceeds from the exercise of outstanding stock options and warrants, divided by the sum of unvested restricted shares, stock options, warrants and share equivalents outstanding (assuming their exercise). Diluted tangible book value per share is calculated based on total tangible shareholders' equity plus the assumed proceeds from the exercise of outstanding stock options and warrants, divided by the sum of unvested restricted shares, stock options, warrants and share equivalents outstanding (assuming their exercise). Reconciliations to the most comparable GAAP measure for both diluted and tangible diluted book value per share can be found in the appendix to this presentation. 4

Validus' Superior Proposal for Transatlantic Stockholders Greater Current and Long-Term Value for Transatlantic Stockholders

Overview of Validus' Superior Proposal

Structure	■ Stock-for-stock merger with pre-closing Transatlantic special cash dividend ■ Structured to be tax-free for Transatlantic stockholders[1] in consensual transaction
Offer Price	■ Total consideration of $55.95[2] per Transatlantic share ■ Pre-closing $8.00 per share Transatlantic special cash dividend ($500 million in the aggregate) ■ Fixed exchange ratio of 1.5564 Validus shares per Transatlantic share in the merger ($47.95 per share)[2]
Premium	■ 27.1% premium to June 10, 2011 unaffected Transatlantic share price[3] ■ 14.1% premium to Transatlantic July 12, 2011 closing price[2] ■ 12.1% premium to the proposed Allied World transaction[2]
Pro Forma Ownership (Fully Diluted)[4]	■ 52% by Validus shareholders ■ 48% by Transatlantic stockholders
Key Conditions	■ Termination of the Allied World / Transatlantic Merger Agreement ■ Transatlantic stockholder approval and Validus shareholder approval ■ Customary regulatory approvals
Pro Forma Effect	■ Modestly accretive to Validus diluted book value per share ■ Accretive to Validus diluted tangible book value per share

VALIDUS GROUP

[1] With respect to Validus shares received in the merger; pre-closing cash dividend taxed as dividend
[2] Based on Validus ($30.81), Transatlantic ($49.02) and Allied World ($56.72) closing prices on July 12, 2011
[3] Based on Transatlantic ($44.01) closing price on June 10, 2011 and Validus ($30.81) closing price on July 12, 2011
[4] Fully diluted shares calculated using treasury stock method

6

A Compelling Choice for Transatlantic Stockholders Transatlantic stockholders lose in an Allied World takeover Effective sale of control Low market value premium and significant book value discount Fully-taxable transaction (without cash component to pay taxes) Weaker reinsurance business plan Receipt of inferior currency Validus' proposal clearly represents a Superior Proposal Superior economics Enhanced capital base Complementary business fit producing a geographically diversified company, with top six reinsurance industry position1 Leading position in more attractively priced short-tail reinsurance Specific plan to optimize cycle management and fortify Transatlantic's balance sheet Substantial, profitable Lloyd's syndicate with leading position in global specialty short-tail insurance Experienced management and strong acquisition track record reduces integration risk 7 7 1 Ranked by 2009 net premiums written and excluding the Lloyd's market, per Standard & Poor's Global Reinsurance Highlights 2010 A combination with Validus creates greater current value and enhances long-term prospects for Transatlantic stockholders

Validus is Fully Committed to a Transaction with Transatlantic Validus is committed to its Superior Proposal to merge with Transatlantic to create a global reinsurance leader Validus desires to enter into discussions with Transatlantic and believes that the Transatlantic Board's fiduciary duties should compel it to engage with Validus on its Superior Proposal If Transatlantic's Board rebuffs Validus' request for discussions, a path to pursue a transaction exists without the Transatlantic Board Vote no campaign "AGAINST" the inferior Allied World acquisition Launch Exchange Offer for Transatlantic shares on terms similar to proposal made to Transatlantic Board, although would not be tax-free to Transatlantic stockholders Validus will remain open to a consensual transaction 8

Validus Has a Track Record of Successfully Executing and Integrating Transactions Acquisition of Talbot (July 2007) In July 2007, Validus acquired Talbot, a leading Lloyd's Syndicate for $382 million Talbot has contributed $277 million of net income since acquisition By moving first, Validus acquired the syndicate with the best business fit A large number of competitors followed Validus' entry into Lloyd's E.g., Allied World, Arch, Ariel, Argo, Aspen, Flagstone, Montpelier, Max and RenaissanceRe None have reached the scale or profitability that Talbot brings to Validus 9 Amalgamation with IPC (Sept. 2009) In September 2009, Validus closed the combination with IPC Holdings for $1.67 billion Transaction yielded better value per IPC share than did proposed Max transaction Transaction consummated at below IPC book value Resulted in significant accretion to Validus book value per share Transaction was the culmination of an unsolicited offer by Validus Validus launched a multi-pronged campaign to overcome agreed IPC transaction with Max Solidified Validus position as leader in global short-tail reinsurance markets Strategically positioned Validus as a lead and quoting market Size and market presence created opportunity for differentiated price/terms on many programs

Superior Financial Proposal – Higher Quality Currency

	Validus	Allied World
Market Capitalization [1]	✓ ▪ **$3.0** billion	✗ ▪ **$2.2** billion
Superior Liquidity	✓ Average Daily Trading Volumes [1] ▪ 3 month - **$27.6** million ▪ 6 month - **$22.4** million	✗ Average Daily Trading Volumes [1] ▪ 3 month - **$14.6** million ▪ 6 month - **$13.4** million
Total Return to Shareholders (Including Dividends)	✓ Since Validus IPO ▪ Up **55%** [2]	✗ Since Validus IPO ▪ Up **24%** [2]
Higher Multiples	✓ Price / As-Reported Diluted Book Value [3] ▪ Unaffected – **0.97**x ▪ Current – **0.98**x	✗ Price / As-Reported Diluted Book Value [3] ▪ Unaffected – **0.78**x ▪ Current – **0.76**x
Dividend Yield [1]	✓ ▪ **3.3%** [4]	✗ ▪ **2.6%** [5]

The Validus proposal provides a premium to Transatlantic stockholders with a more liquid and better performing currency, plus a cash component

[1] Measured as of 6/10/11, prior to 6/12/11 announcement of Allied World/Transatlantic transaction. Source: Bloomberg
[2] Total shareholder return based on closing prices from 7/25/2007 to 6/10/2011 and assumes dividends are reinvested. Source: SNL
[3] Unaffected price / as-reported diluted book value measured prior to 6/12/2011 announcement of Allied World acquisition of Transatlantic. Current is as of 7/12/2011 closing prices and is based on March 31, 2011 as-reported diluted book value figures of $31.32/share for Validus and $74.23/share for Allied World. Source: SNL
[4] Based on $0.25 per share quarterly dividend, announced May 5, 2011
[5] Based on $0.375 per share quarterly dividend, as disclosed in Allied World Form 8-K dated June 15, 2011

VALIDUS GROUP
10

(CHART) Superior Financial Proposal - Higher Quality Currency 1 Quarterly Price / Diluted Book Value Per Share shown for 1/1/2009 through 7/12/2011 - point value based on share price on day immediately following release of relevant quarter's earnings Source: Company filings and SNL 11 Price / As-Reported Diluted Book Value1 Current Price / As-Reported Diluted Book Value 1

Superior Value to Transatlantic Stockholders

	Validus Negotiated Offer	Validus Exchange Offer	Allied World Offer
Share Price (7/12/11)	$30.81	$30.81	$56.72
x Exchange Ratio	1.5564	1.5564	0.8800
Equity Per Transatlantic Share	$47.95	$47.95	$49.91
+ Pre-Closing Transatlantic Cash Dividend	$8.00	-	-
+ Cash	-	$8.00	-
Total Consideration per Transatlantic Share	$55.95	$55.95	$49.91
Premiums to Transatlantic Share Price:			
- 7/12/11	14.1%	14.1%	1.8%
- 6/10/11	27.1%	27.1%	13.4%
- Allied World Assurance Implied Offer	12.1%	12.1%	na
Structured to be Tax-Free to Transatlantic Stockholders?	Yes[1]	No	No

Validus is offering compelling value to Transatlantic stockholders, well in excess of that offered by Allied World

If Transatlantic's Board does not cooperate, Validus is prepared to commence an Exchange Offer as shown; however, Validus will continue to be willing to explore structures intended to provide tax-free treatment to Transatlantic stockholders[1]

VALIDUS GROUP

12

[1] *With respect to Validus shares received in the merger*

Creating a Global Reinsurance Leader with a Clear Business Plan Greater Current and Long-Term Value for Transatlantic Stockholders

Post-Combination Business Plan Combined company will be a global, committed leader in reinsurance1 Maximize underwriting profitability to achieve superior growth in book value per share Short-tail reinsurance lines are the core of Validus' current strategy Best priced segments of the reinsurance market Long-tail lines offer attractive opportunities at the right point of the underwriting cycle Current market conditions suggest to us a defensive posture toward casualty business Validus intends to fortify Transatlantic's reserve position through a planned $500 million pretax reserve strengthening at closing Stay positioned for eventual upturn in casualty rates by preserving Transatlantic's expertise in specialty casualty lines Rely on substantial short-tail earnings in the interim Validus' leadership in property-catastrophe will be further solidified through the transaction Pro forma managed catastrophe premiums of more than $1 billion Catastrophe lines will be underwritten in Bermuda using Validus' pricing and research expertise Pro forma ratio of 1:100 USWS PML to capital of 14.3% immediately after closing2 14 1 The Flaspohler 2010 Broker Report ranked Transatlantic #3 and Validus #7 for "Best Overall" reinsurer and Validus #4 and Transatlantic #7 for "Best Overall - Property Catastrophe" 2 Ratio equals 16.7% if calculated on a pretax basis. Pro forma PML does not take into account possible differences in vendor models and aggregation methodologies between Validus and Transatlantic or potential diversification benefit across the two portfolios

Pro Forma Reinsurance Market Position – By 2009 Net Premiums

Post-Transaction, Validus would be in the top six reinsurance companies worldwide, as well as a market leader in the US and Bermuda

World Rankings[1]

Company	2009 Net Reinsurance Premiums Written ($mm)
Munich Re	$33,704.6
Swiss Reinsurance	22,896.7
Hannover Rueckversicherung	13,639.0
Berkshire Hathaway	12,362.0
SCOR	8,314.7
Validus / Transatlantic [2]	**5,755.3**
Reinsurance Group of America	5,725.2
PartnerRe [3]	4,964.9
Transatlantic	3,986.1
Everest Reinsurance	3,929.8
Korean Reinsurance	2,493.8
Top 10 Subtotal:	**$111,000.6**
Total (Including Lloyd's):	**$160,109.7**
Lloyd's [4]	*$9,733.5*

U.S. Rankings

Company	2009 Net Reinsurance Premiums Written ($mm)
National Indemnity	$4,253.0
Transatlantic	**3,410.0**
Swiss Reinsurance	3,331.0
Berkshire Hathaway Life [5]	2,338.0
Munich Re	2,217.8
Odyssey	1,660.9
Everest Re	1,646.6
Swiss Re Life & Health [5]	1,336.9
Berkley [6]	1,226.0
General Re	1,198.3
Top 10 Subtotal:	**$22,618.5**
Total:	**31,431.6**

Bermuda Rankings

Company	2009 Net Reinsurance Premiums Written ($mm)
Everest Re	$1,752.3
Validus [2]	**1,053.4**
ACE Tempest	1,037.8
Arch Reinsurance	973.1
Platinum	897.8
XL	764.3
AXIS	635.8
Montpelier Re	602.2
Renaissance Re	503.7
Partner Re	476.1
Top 10 Subtotal:	**$8,696.5**
Total:	**11,971.3**

[1] Excluding Lloyd's
[2] On July 8, 2009, Validus signed a definitive agreement to combine with IPC Holdings, Ltd. The data presented is combined pro forma for Validus and IPC Re
[3] The group acquired Paris Re on October 2, 2009. The data presented is combined pro forma for Partner Re and Paris Re
[4] Data presented is based on the published pro forma accounts for the Market, which represents an aggregation of all syndicates participating at Lloyd's. As such, some premium included for Lloyd's may also be included by other groups that consolidate their Lloyd's operations
[5] Significant change in NPW for 2009 reflects a reserve transfer arising from a co-insurance agreement between Swiss Re Life & Heath America and Berkshire Hathaway Life Insurance Co. of NE
[6] Data presented includes intra group reinsurances
Source: Standard & Poor's Global Reinsurance Highlights 2010; company filings

VALIDUS GROUP

15

Reinsurance Peer Group - By Capitalization 16 $bn 2 Q1 2011 Total Capitalization 1 1 1 Converted to USD at exchange rate of 1.418 USD/EUR 2 Pro forma book value, adjusted for $500mm debt-funded dividend, $115mm termination fee and $500mm pre-tax reserve charge ($325mm after tax at a 35.0% rate), plus outstanding debt and hybrids Source: Company filings and SNL

Validus' Leadership in Property Cat will be Further Enhanced 17 3 $bn 2 2010 Property Catastrophe Premium 1 4 1 Based on Property Catastrophe GPW for 2010, except Allied World and ACGL, which are NPW 2 Pro forma for Validus ($572mm), Transatlantic ($431mm) and AlphaCat Re 2011 ($43mm) 3 Includes RNR ($630mm), DaVinci ($364mm) and Top Layer ($48mm) 4 Converted to USD at 2010 average historical exchange rate of 1.325 USD/EUR Source: Company filings = Sidecars = Transatlantic

....But Will Remain Within Validus' Risk Tolerance Validus has significant experience integrating catastrophe portfolios Note: Based on Validus 1:100 USWS PML as per April 1, 2011 as disclosed in first quarter investor supplement and Transatlantic 1:100 USWS PML per 2010 Form 10-K. Gross 1:100 USWS PML not publicly available for Transatlantic. Pro forma PML does not take into account possible differences in vendor models and aggregation methodologies between Validus and Transatlantic or potential diversification benefit across the two portfolios 1 Ratio equals 16.7% if calculated on a pretax basis 18 $mm Mar-11 Pro Forma1 1:100 USWS Probable Maximum Loss

Property Catastrophe Rate Environment Continues to be Favorable…

…And is Recognized as an Attractive Growth Opportunity


US Catastrophe Rate on Line Index[1]
300%
275%
250%
225%
200%
175%
150%
125%
100%
Rate increases at mid-year
110.9%
132.7%
151.7%
172.7%
153.8%
149.5%
255.1%
232.6%
209.3%
232.3%
218.4%
202.0%
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011

*"Using RMS version 9 as a stable baseline to calculate the amount of risk in both this year's and last year's programs, and measuring the price change by unit of exposure to mitigate the impact of exposure changes, **pricing shifted on average up 5 percent to up 10 percent**, with a wide range of outcomes for individual programs."*
- Guy Carpenter, 6/1/11

*"**US property catastrophe rates have experienced a directional shift since January 2011**, with increases due primarily to global losses and new versions of the catastrophe models."*
- Guy Carpenter, 7/1/11

*"**New capacity was scarce and more expensive than renewal capacity**, in particular for peak wind placements on nationwide accounts … Percentage rate changes varied by layer with existing top layers in peak zones most heavily impacted; this was driven by increased cost of capital pressures due to international catastrophe losses, more expensive retrocessional costs and most noticeably, from increases in modeled losses for U.S. wind… Property rates: US Florida catastrophe loss free change -5% to +15%; US Nationwide catastrophe loss free change +5% to +15% / catastrophe loss hit change +10% to +20%"*
- Willis, 7/1/11

*"While our **competitors reportedly placed business at increased rates of as high as 15 percent**, we drove flat to reduced pricing through to completion for U.S. property catastrophe program renewals… Our outlook for the pricing of U.S. property catastrophe renewals for the remainder of the year is flat assuming no additional occurrences of substantial insured and reinsured catastrophe losses. Clearly, however, the **reinsurance market for renewals for the remainder of the year is more sensitive to additional losses this year** than last given reinsured loss experience to date this year."*
- Aon, July 2011

VALIDUS GROUP

[1] Index value of 100 in 1990
Source: Guy Carpenter

19

Pro Forma Validus / Transatlantic2 Pro Forma Allied World / Transatlantic3 20 Validus + Transatlantic - Better Diversification to Manage the Cycle1 1 Standalone based on 2010 GPW for Validus and Allied World, NPW for Transatlantic 2 Pro forma Validus / Transatlantic based on 2010 GPW for Validus, NPW for Transatlantic 3 Pro forma Allied World / Transatlantic based on 2010 GPW per investor presentation dated 6/13/2011 Note: "Casualty short-tail" = A&H, Ocean Marine, Aviation, Auto Liability, Surety, Credit, Validus FI and Marine Liability; "Specialty Casualty" for Validus / Transatlantic = D&O, E&O, Med Mal, and for Allied World / Transatlantic = A&H, D&O, E&O, Med Mal, Surety / Credit and "Other" Source: SNL, company filings Allied World

Validus is More Committed to Reinsurance Business than Allied World1 21 "Since our formation, we have focused primarily on the direct insurance markets." "[W]e target the overall contribution from reinsurance to be approximately 30% of our total annual gross premiums written." - Allied World, 2010 10-K "?In May 2009, the Compensation Committee adopted a new peer group... The Compensation Committee determined that the Peer Group aligned with our core competitors in light of our U.S. expansion and focus on specialty insurance." - Allied World, 2011 Annual Shareholder Meeting Proxy Statement (emphasis added) Allied World's publicly stated focus is on insurance rather than reinsurance 1Based on 2010 GPW Source: SNL, company filings $4,133 million $1,758 million $5,891 million Pro Forma Allied World / Transatlantic Allied World

Validus' Insurance Operations Bring Better Returns and True Diversification 22 Source: Company filings Comparison of Combined Ratio Performance (Insurance) Validus' insurance operations have demonstrated superior underwriting results relative to Allied World's Historical Insurance Performance 2008 2008 2009 2009 2010 2010 Q1 2011 Q1 2011 $mm Validus (Talbot) Allied World Validus (Talbot) Allied World Validus (Talbot) Allied World Validus (Talbot) Allied World Gross premiums written $709.0 $1,015.5 $919.9 $1,230.7 $981.1 $1,234.2 $263.1 $214.8 Net premiums earned 603.0 652.4 654.0 860.7 709.9 857.2 177.2 211.8 Combined ratio 93.3% 85.1% 88.8% 73.1% 91.7% 87.1% 132.2% 120.3% Accident year combined ratio 102.4% 116.5% 96.3% 97.5% 103.8% 115.1% 140.8% 144.3% Non-cat accident year combined ratio 92.0% 100.1% 95.2% 97.5% 88.5% 107.7% 95.5% 123.9%

Validus' Defensive View of US Casualty Source: The Council of Insurance Agents and Brokers (http://www.ciab.com/resources.aspx?id=53) 23 Average Commercial Rate Change by Line

Plan to Fortify the Balance Sheet with Pre-Closing Transatlantic Reserve Increase Transatlantic's year-end carried net loss reserves proved to be inadequate when re- estimated at 12/31/2010 for each year from 2000 through 2008, according to the loss development triangle in the most recent Transatlantic Form 10-K The $57.0 million favorable development subsequent to the 2009 balance sheet includes $116.7 million of adverse development in the "other liability" line Based on review of publicly available GAAP and statutory data, Validus plans to fortify Transatlantic's reserve position by $500 million Potential deficiency in 2001-2010 accident years 1985 and prior asbestos and environmental exposures1 Balance sheet exposure to 1997-2001 soft casualty market 24 "We estimate Transatlantic overall reserves are adequate. We estimate an actuarially reasonable range of reserves between $6.5 billion and $8.6 billion. Transatlantic's carried reserves of $7.7 billion occupy the 58th percentile of this range, or about $174 million above the midpoint... The largest lines need to be monitored. Reserves for Transatlantic's two largest reserve lines (Reinsurance Assumed Liability and Other Liability Claims Made) are at the midpoint of our estimated range and appear adequate. However, reserves for their third largest reserve line, Other Liability Occurrence, occupy only the 12th percentile of our indicated range..." - Morgan Stanley, 6/21/11 "We had the external advisers stress test the [Transatlantic] pre '86 reserves .... We did some stress test around the financial institutions crisis from 2007 and 2008 and also took a real hard look at the recent cat activity at the end of 2010 and early 2011 and looked at the adequacy of those reserves. And I should point out that our own guys did some stress testing to our own economic capital models on each other's books so we feel pretty confident about what we're looking at and what we've got..." - Scott Carmilani (President, CEO & Chairman - Allied World), 6/13/11 Sell-Side Analyst & Allied World Perspectives on Reserves Validus Perspective on Reserves 1 Note 33 to the Transatlantic Reinsurance Company Annual Statement for the Year 2010 indicates net incurred losses and loss adjustment expenses of $52.2 million in 2010 for asbestos and environmental exposures Source: Company filings

Validus' Roadmap to Completion Greater Current and Long-Term Value for Transatlantic Stockholders

Validus' Roadmap to Completion One: Submit Proposal to Transatlantic Board Delivered proposal letter and merger agreement on July 12, 2011 containing Superior Proposal Validus desires Transatlantic Board to engage in discussions on proposal to deliver a superior, tax-free transaction1 for Transatlantic stockholders Two: Vote No Campaign "Against" the Inferior Allied World Takeover "No" vote enables Transatlantic to terminate Allied World/Transatlantic merger agreement and accept Validus' Superior Proposal Validus believes that Transatlantic stockholders want superior economics and long-term value offered by Validus Many Transatlantic stockholders have already expressed reservations about the inferior Allied World acquisition Three: Launch Exchange Offer for Transatlantic Shares Commence if Transatlantic Board refuses to engage in discussions Allows Validus to acquire the outstanding shares of Transatlantic for 1.5564 Validus voting common shares and $8.00 in cash per share Terms similar to proposal made to Transatlantic Board, however, because of Transatlantic Board's refusal to engage in discussions would not be tax-free to Transatlantic stockholders 26 1 With respect to Validus shares received in the merger

Creating a Global Reinsurance Leader

- Validus is committed to its Superior Proposal to merge with Transatlantic to create a global reinsurance leader
- Validus' proposal clearly represents a Superior Proposal
  - Total consideration of $55.95 per Transatlantic share[1]
  - Superior current value:
    - 27.1% premium to June 10, 2011 unaffected Transatlantic share price[2]
    - 14.1% premium to July 12, 2011 Transatlantic share price[1]
    - 12.1% premium to the proposed Allied World transaction[1]
  - Superior long-term value – profitable diversification with strong growth prospects
  - Structured to be tax-free for Transatlantic stockholders[3] in consensual transaction
- Transatlantic stockholders lose in an Allied World takeover
- Strong Validus track record of transaction execution and integration

A combination with Validus creates greater current value and long-term prospects for Transatlantic stockholders

VALIDUS GROUP

[1] *Based on Validus ($30.81), Transatlantic ($49.02) and Allied World ($56.72) closing prices on July 12, 2011*
[2] *Based on Transatlantic ($44.01) closing price on June 10, 2011 and Validus ($30.81) closing price on July 12, 2011*
[3] *With respect to Validus shares received in the merger*

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Greater Current and Long-Term Value for Transatlantic Stockholders APPENDIX Validus' Superior Proposal to Create a Global Reinsurance Leader

Book Value & Tangible Book Per Share Reconciliation 29 Validus Holdings, Ltd. Non-GAAP Financial Measure Reconciliation Non-GAAP Financial Measure Reconciliation Non-GAAP Financial Measure Reconciliation Book Value & Tangible Book Value Per Share Book Value & Tangible Book Value Per Share Book Value & Tangible Book Value Per Share (Expressed in thousands of US Dollars, except share and per share information) (Expressed in thousands of US Dollars, except share and per share information) (Expressed in thousands of US Dollars, except share and per share information) At March 31, 2011 At March 31, 2011 At March 31, 2011 At March 31, 2011 Equity amount Shares Exercise Price (a) Value per share Book value per common share, reported Book value per common share Total shareholders' equity $ 3,315,321 98,288,177 $ 33.73 Diluted book value per common share Total shareholders' equity $ 3,315,321 98,288,177 Assumed exercise of outstanding warrants (b) 139,272 7,934,860 $ 17.55 Assumed exercise of outstanding stock options (b) 50,571 2,521,975 $ 20.05 Unvested restricted shares - 3,177,751 Diluted book value per common share $ 3,505,164 111,922,763 $ 31.32 Tangible value per common share Tangible Book value per common share Total shareholders' equity $ 3,315,321 Total Intangible Assets (138,246) Total tangible shareholders' equity $ 3,177,075 98,288,177 $ 32.32 Assumed exercise of outstanding warrants (b) 139,272 7,934,860 $ 17.55 Assumed exercise of outstanding stock options (b) 50,571 2,521,975 $ 20.05 Unvested restricted shares - 3,177,751 Diluted tangible book value per common share $ 3,366,918 111,922,763 $ 30.08 Notes: (a) Weighted average exercise price for those warrants and stock options that have an exercise price lower than book value per shares. (a) Weighted average exercise price for those warrants and stock options that have an exercise price lower than book value per shares. (a) Weighted average exercise price for those warrants and stock options that have an exercise price lower than book value per shares. (a) Weighted average exercise price for those warrants and stock options that have an exercise pri ce lower than book value per shares. (a) Weighted average exercise price for those warrants and stock options that have an exercise price lower than book value per shares. (b) Using the "as-if-converted" method, assuming all proceeds received upon exercise of warrants and stock options will be retained by the Company and the resulting common shares from exercise remain outstanding. (b) Using the "as-if-converted" method, assuming all proceeds received upon exercise of warrants and stock options will be retained by the Company and the resulting common shares from exercise remain outstanding. (b) Using the "as-if-converted" method, assuming all proceeds received upon exercise of warrants and stock options will be retained by the Company and the resulting common shares from exercise remain outstanding. (b) Using the "as-if-converted" method, assuming all proceeds received upon exercise of warrants and stock options will be retained by the Company and the resulting common shares from exercise remain outstanding. (b) Using the "as-if-converted" method, assuming all proceeds received upon exercise of warrants and stock options will be retained by the Company and the resulting common shares from exercise remain outstanding.